[Letterhead of HJ & Associates]


December 4, 2000

United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549


RE: Consent to be named in the S-8 Registration Statement of Formula Footwear, Inc., a Utah corporation (the
          "Registrant"), SEC File No. 002-98748-D, to be filed on or about December 5, 2000, covering the registration and issuance of 50,000 shares of common stock to two individual consultants


Ladies and Gentlemen:

     We hereby consent to the use of our report dated June 14, 2000 as of March 31, 2000 and the related Statements of operations, stockholders' equity (deficit) and cash flows for the years ended March 31, 2000 and 1999 and from the begining of the development stage on April 1, 1989 through March 31, 2000 in the above-referenced Registration Statement and to the use of our name as experts in the above referenced Registration Statement.


Sincerely,



/S/ HJ & ASSOCIATES
HJ & ASSOCIATES, LLC
Salt Lake City, Utah